UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___
Commission File Number: 000-01667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
8111 Smith's Mill Road
New Albany, Ohio 43054

Required Information

The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description:
Index to Audited Financial Statements		4
Report of Independent Registered Public Accounting Firm		5

Audited Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2013 and December 2012		6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013		7
Notes to the Financial Statements - December 31, 2013		8 - 13

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		14

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibits are being filed herewith:
Exhibit No.	Description
23.1	Consent of Ernst & Young LLP,
	Independent Registered Public Accounting Firm

Audited Financial Statements and
Supplemental Schedule

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
December 31, 2013 and 2012
and Year Ended December 31, 2013
With Report of Independent Registered
Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2013, and 2012 and the Year Ended December 31, 2013
Contents
Report of Independent Registered Public Accounting Firm	5

Audited Financial Statements:
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8 - 14

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Bob Evans Farms, Inc. & Affiliates 401K Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 30, 2014

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash and short-term investments	$1,833,426	$2,086,787
Investments, at fair value	184,228,654	171,935,951
Total assets held for investment	186,062,080	174,022,738

Receivables:
Contributions from employer	1,406,665	4,227,267
Contributions from employees	187,275	139,165
Accrued dividend and interest receivable	90,692	21,610
Total receivables	1,684,632	4,388,042
Total assets	187,746,712	178,410,780
Liabilities
Administrative expenses payable	137,882	326,245
Total liabilities	137,882	326,245
Net assets available for benefits	$187,608,830	$178,084,535

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Employer contributions	$1,406,665
Employee contributions	10,544,750
Interest and dividend income	2,163,209
Net appreciation in fair value of investments (Note 4)	28,532,733
Total Additions	42,647,357
Deductions:
Administrative expenses	1,845,751
Benefits paid directly to participants	31,277,311
Total Deductions	33,123,062
Net increase	9,524,295
Net assets available for benefits:
Beginning of year	178,084,535
End of year	$187,608,830

The accompanying notes are an integral part of these financial statements.

1. Description of Plan
The following description of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (“the Plan”) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (“Bob Evans” or “the Company”), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution that is determined annually by the Company’s Board of Directors as a Company match or, in previous years, a base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in proportion to the participants’ deferred compensation. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions. All contributions are subject to certain limitations of the Internal Revenue Code (“the Code”).
Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon.
Plan participants are limited to the amount of Bob Evans Common Stock they can direct for future purchases of Bob Evans Common Stock. No more than 10 percent of a participant’s account balance may be initially directed to Bob Evans Common Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10 percent of the total contribution amount.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.
Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to employees as described above, and the employees’ allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.
There were no benefit amounts approved and processed for payment but not yet paid as of December 31, 2013 and 2012.

1. Description of Plan (continued)
Forfeitures
As of December 31, 2013, and 2012, there were $629,718 and $600,914, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2013 and 2012 were approximately $490,808 and $460,930, respectively.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 7 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Investments
The Plan’s investments are held in a trust fund administered by Bank of New York Mellon. During 2013, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Corporate stocks	$1,409,495
Mutual funds	27,123,238
Net appreciation in fair value of investments	28,532,733

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012

American Funds EuroPacific Growth Fund	19,716,423	$18,590,443
American Funds Money Market Fund	14,211,731	16,136,412
American Funds Fundamental Investors Fund	22,698,343	19,385,964
Lord Abbett Trust Income Fund	20,850,894	19,491,829
Principal Trust Target 2020 Fund	10,329,409	9,472,682
Principal Trust Target 2030 Fund	36,147,258	33,722,820
Principal Trust Target 2040 Fund	22,285,643	19,814,467
Pimco Total Return Fund	—	9,507,958
Vanguard Institutional Index Fund	9,768,139	—

4. Related Party Transactions
The Plan owned 127,753 and 140,222 shares of the Company’s Common Stock at December 31, 2013, and 2012, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company’s Common Stock was $3,095,490 and $1,990,608 more than the cost at December 31, 2013 and 2012, respectively. Cash dividends received from the Company for the year ended December 31, 2013, were $155,045.

5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 19, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect employees’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements
Per ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Mutual funds and corporate stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Money market funds and common collective trusts (CCTs): Valued at the net asset value (NAV) as reported by such funds/trusts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The money market funds invest in equity securities and are managed by third party investment managers.  The fair value of the money market funds has been determined using each fund’s NAV.  The Plan employs procedures to assess the reasonableness of the fair value of the funds including obtaining and reviewing each fund’s audited financial statements.  There are no unfunded commitments related to the funds.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further investment in any of these money market funds.

The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust's net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	6,463,024	—	—	6,463,024
Total corporate stock	6,463,024	—	—	6,463,024

Money market fund:
American Funds Money Market Fund	—	14,211,731	—	14,211,731
Total money market fund	—	14,211,731	—	14,211,731

Common/collective trust fund:
Cash and cash equivalents	—	$1,833,426	—	1,833,426
Total common/collective trust fund	—	1,833,426	—	1,833,426

Mutual Funds:
Equity	76,971,188	77,286,433	—	154,257,621
Fixed income securities	9,296,278	—	—	9,296,278
Total mutual funds	86,267,466	77,286,433	—	163,553,899

Total assets at fair value	92,730,490	93,331,590	—	186,062,080

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common Stock:
Bob Evans Farms, Inc.	$5,636,924	—	—	$5,636,924
Total corporate stock	5,636,924	—	—	5,636,924

Money market fund:
American Funds Money Market Fund	—	16,136,412	—	16,136,412
Total money market fund	—	16,136,412	—	16,136,412

Common/collective trust fund:
Cash and cash equivalents	—	2,086,787	—	2,086,787
Total common/collective trust fund	—	2,086,787	—	2,086,787

Mutual Funds:
Equity	67,838,782	70,078,227	—	137,917,009
Fixed income securities	12,245,606	—	—	12,245,606
Total mutual funds	80,084,388	70,078,227	—	150,162,615

Total assets at fair value	85,721,312	88,301,426	—	174,022,738

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN # 31-4421866 Plan #001

December 31, 2013

	Face Value
	or Number		Current
Issuer	of Shares	Cost	Value
Cash and Short-Term Investments
Mellon Short-Term Investment Fund	1,833,426	$1,833,426	$1,833,426
		1,833,426	1,833,426
Corporate Stock
Bob Evans Farms, Inc. **	127,753	5,144,928	6,463,024
		5,144,928	6,463,024
Mutual Funds
American Funds EuroPacific Growth Fund	402,130	15,646,175	19,716,423
American Funds Money Market Fund	14,211,731	14,211,731	14,211,731
Blackrock Inflation Protected Bond Fund	140,473	1,679,124	1,514,297
Pimco Total Return Fund	727,968	7,955,250	7,781,981
American Funds Fundamental Investors Fund	436,675	15,541,883	22,698,343
Lord Abbett Trust Income Fund	1,693,818	17,808,338	20,850,894
Principal Trust Income Fund	73,472	961,083	1,056,526
Principal Trust Target 2010 Fund	224,403	3,115,818	3,812,612
Principal Trust Target 2020 Fund	552,080	8,104,441	10,329,409
Principal Trust Target 2030 Fund	1,827,465	26,457,173	36,147,258
Principal Trust Target 2040 Fund	1,083,405	16,281,500	22,285,643
Principal Trust Target 2050 Fund	171,712	3,083,864	3,654,985
Vanguard Institutional Index Fund	57,704	6,916,915	9,768,139
Vanguard Small Cap Index Fund	74,685	2,985,474	3,937,389
		140,748,769	177,765,630
Total assets held for investment purposes at end of year		$147,727,123	$186,062,080

** Party-in-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN

Date: June 30, 2014	By:	/s/ Joseph R. Eulberg
Joseph R. Eulberg Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)